Washington Mutual
Mortgage Securities Corp.

March 27, 2003

Citibank, N.A.
111 Wall Street 5th Floor
New York, New York 10043
Attn: Peter Pavlynscin

RE: ANNUAL STATEMENT AS TO COMPLIANCE FOR WAMU MORTGAGE
SECURITIES CORP.

Dear Mr. Pavlynscin:

Please be advised that, in accordance with the pooling and servicing agreements (each, an " Agreement") executed between Citibank, N .A. and Washington Mutual Mortgage Securities Corp. (f/k/a PNC Mortgage Securities Corp.) (the "Master Servicer"), acting in its capacity as master servicer under each Agreement, during the preceding calendar year and its performance under the Agreements and, to the best of my knowledge, the Master Servicer has fulfilled all of it obligations under the Agreements during such year.

Please find enclosed the Independent Accountants' Report for the year ended December 31, 2002.

Sincerely,

/s/ Richie Moore
----------------
Richie Moore
Vice President
Master Servicing Division